U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

Assertio Holdings, Inc.

2. Name of persons relying on exemption:

Buxton Helmsley Group, Inc.

3. Address of persons relying on exemption:

1185 Avenue of the Americas, Floor 3, New York, NY 10036-2600

4. Written materials: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934, in connection with a proposal to be voted on at the Registrant’s 2024 Annual Meeting. Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

BUXTON HELMSLEY RELEASES LETTER FROM CERTIFIED FRAUD EXAMINER ATTESTING TO DISCLOSURE FAILURES AND DEFICIENCIES BY ASSERTIO HOLDINGS BOARD OF DIRECTORS

NEW YORK, May 17, 2024 /PRNewswire/ -- The Buxton Helmsley Group, Inc. (together with certain of its affiliates, "BHG" or "we"), a New York City-based investment fund manager that holds a significant interest in the common stock shares of Assertio Holdings, Inc. ("Assertio" or the "Company") (NASDAQ: ASRT), today released a letter from Rumbi B. Petrozzello, a Certified Public Accountant and Certified Fraud Examiner who previously served as President of the New York State Society of CPAs. In the letter, Ms. Petrozello attests to disclosure failures and deficiencies by Assertio's Board of Directors, and expresses several significant concerns. She recommends that further investigation is warranted, but that it should only be conducted by parties not connected to or selected by Assertio's Board and management.

Buxton Helmsley released the letter in conjunction with its campaign to urge Assertio stockholders to vote "against" all of the Company's director nominees at the Company's upcoming 2024 annual meeting of stockholders on May 23, 2024 (the "Annual Meeting"). BHG strongly believes that significant change to the Assertio board of directors (the "Board") is necessary in order to bring about new oversight and reinstate stockholder-like judgment in the Boardroom. Any stockholders who have already cast their ballots should immediately call their broker to change their ballot to reflect a vote "against" all Assertio directors.

In addition, Assertio stockholders are urged to communicate their support of BHG's campaign and opposition to the present Assertio Board via a news release or private letter to the Board.  Letters to the Board may be sent to investors@assertiotx.com, with a copy to BHG at asrt@buxtonhelmsley.com.

The full text of the letter is below:

May 15, 2024

c/o Mr. Alexander E. Parker
The Buxton Helmsley Group, Inc.
1185 Avenue of the Americas, Floor 3
New York, N.Y.  10036-2600

Re: Preliminary Report of Opinions – Assertio Holdings, Inc. ("Assertio" or the "Company")

Dear Mr. Parker,

At your request, I am providing a preliminary report of opinions after analyzing the various public disclosures filed by Assertio with the U.S. Securities and Exchange Commission (the "SEC"), in conjunction with other publicly available data and materials discovered through the process.  I am also issuing this report after reviewing certain private letters exchanged between The Buxton Helmsley Group, Inc. ("BHG") and Assertio.

It should also be noted that I have informally agreed to potentially serve as a director of Assertio, given my expertise and concerns related to the Company's disclosures.  I further understand that BHG has proposed my directorship at Assertio (with BHG indicating it is likely to conduct a solicitation of stockholders to forcibly effectuate my directorship, if required).  I remain amenable to serving as a director of Assertio and believe investors would be greatly benefited by such qualified oversight.

I. QUALIFICATIONS TO GIVE OPINION.

In relation to my qualifications for providing such an opinion regarding the financial reporting and related disclosures filed by Assertio, I would like to provide some context.  From a credential perspective, I am a Certified Public Accountant licensed in both the State of New York and the Commonwealth of Massachusetts.  However, what sets me apart is my additional qualifications of not only being Certified in Financial Forensics, but also my standing as a Certified Fraud Examiner, which brings a unique perspective to my analysis; more particularly, a distinctive ability to detect irregularities in disclosures.  From an experience perspective, I began my career at the "big four" public accounting firms PricewaterhouseCoopers and Deloitte Touche Tohmatsu Limited.  I also have extensive experience serving in internal, corporate finance positions, including having spent seven years as the Controller of a real estate investment company, where I oversaw the financials of funds holding over $500 million in assets.  Presently, I am a Principal of Rock Consulting, LLC, which provides services related to forensic accounting, including litigation support around accounting and securities fraud claims.  Beyond serving as a member of the Litigation Services Committee of the New York State Society of Certified Public Accountants (NYSSCPA), I also later served as organization-wide President of the NYSSCPA.

II. OPINION OF PRIVATE CORRESPONDENCE BETWEEN BHG AND ASSERTIO.

After review of the private correspondence between BHG and Assertio, I did not believe that any of the BHG questions were answered.  Perhaps vagueness was the goal of the Assertio correspondence; if that is the case, then Assertio's goal was achieved.  For example, in response to BHG asking why directors and officers had not purchased shares of Assertio, Assertio responded that the "interests of the Board and management team are appropriately aligned with the long-term interests of the Company's stockholders."  In addition, although the Assertio financial statements are audited by an independent registered public accounting firm, management is responsible for the financial statements, and it makes one wonder the cause when a company's Board and management are unwilling to answer (in writing) such reasonable questions posed by BHG.  I believe BHG's questions around financial statements are warranted under the circumstances.  To be even clearer, I also believe the evasive nature of Assertio leadership's responses to BHG's reasonable due diligence questioning underscores the need for investigation by an unconflicted party not chosen by present leadership.  I, therefore, also believe it is even further irregular that the Company appears to have rejected BHG's proposal for adding two truly unconflicted directors with experience so relevant to the reasonable concerns raised by BHG.

III. CONCERNS AFTER INITIAL ANALYSIS OF DISCLOSURES.

My primary concerns after reviewing Assertio's disclosures:

  The value of intangible assets was reported to have dropped precipitously (approximately 75%) in the mere months following the acquisition of Spectrum Pharmaceuticals.  I believe investigation is warranted by unconflicted parties (not chosen by Assertio leadership), not only because of the questionable admission of sudden asset value depreciation, but also given the Company's claim that impairment of asset value was evidenced due to the Company's equity market capitalization dropping below the book value for equity.[1]  Under the circumstances of Assertio's material contingent liability exposure, it is difficult to fathom that a decline in equity market capitalization occurred due to asset value depreciation when a company (like Assertio) has such contingent liability exposure to interfere with the open market's valuation of net asset equity (i.e., concerns over the adequacy of insurance policies to cover possible ultimate liability resulting from asserted claims, etc.).
  Despite Assertio's reported net loss at the end of 2023, due to the impairment of intangible assets, Assertio does appear to have very sufficient cash holdings and also itself claims to be "well-funded."[2]  It is curious that a company claims to be so "well-funded," has not accrued any contingent loss reserves related to material contingent liabilities.  Yet the Company has not repurchased any amount of common stock in the open market, in addition to directors and officers not purchasing common stock with personal funds for the past approximately three years.  Given the Company's vague non-response to BHG's inquiry, in addition to the conflicting statements and actions, I believe further investigation is warranted by unconflicted parties not connected to or selected by Assertio's Board and management.
  BHG questioned whether the fair value of the Company's assets exceeded the book value of assets, since the accrual of value gains (beyond the present book value) is disallowed under the Generally Accepted Accounting Principles ("GAAP") codified at ASC 350 and ASC 360.  The Company indicated (within its May 6 private response letter to BHG) that the response to this question posed by BHG is, indeed, material, which leads me to further question the Company's failure to disclose such knowledge under Regulation S-X.  While GAAP does not allow for such (post-acquisition) fair value gains of assets to be accrued, such material positive circumstances not reflected under GAAP financial reporting are not only material to the Company's stockholders, but also to other public market participants, including potential or actual short sellers of Assertio's traded capital structure interests.  I believe it would be a horrific shock to short sellers of the Company's traded securities for the Company to later admit GAAP financial reporting was misleading in the way of not reflecting a higher true, fair value of assets, and with that knowledge of materially different financial position not being disclosed alongside the Company's financial statements.  The Company appears to have knowledge of undisclosed positive financial circumstances (implicated to be material knowledge by the Company itself), that would be critically concerning.  If that material omission is indeed the case, it begs the question of what other material knowledge is not being disclosed by Assertio insiders.
  I believe the Company has not disclosed a number of items required for a prudent investor to effectively value the Company's traded securities.  Among other perceived disclosure failures, the largest apparent disclosure failures in the case of Assertio would surround the Company's contingent liability exposure.  Such information presently not disclosed by Assertio, but required by investors to effectively value the Company's financial position, includes:  a) disclosure of claims asserted against Assertio, which were deemed by insurers to fall outside the scope of coverage; b) collective monetary damages claimed/asserted by plaintiffs in pending legal matters; and c) details surrounding the Company's applicable insurance limits.  This information could shed light on the Company's full circumstances of financial position, and it is in my opinion highly inappropriate that Assertio's insiders are able to transact (or refrain from transacting) in the Company's traded securities with the benefit of such knowledge, while public shareholders are left to transact in the Company's securities without such material information.  The Company has referred BHG to existing disclosures, but I am not convinced that those disclosures are sufficient.

  My concerns are exacerbated by James L. Tyree's refusal to stand for reelection to the Assertio Board.  I believe Mr. Tyree's resignation in protest of, as reported by the Company, the board's decision-making over governance matters may signify deeper-seeded issues and underscores the need for investigation by additional parties not connected to or selected by Assertio's Board or management.

IV. CONCLUSION

After my analysis of Assertio disclosures, it is my opinion that further investigation is warranted.  I believe such an investigation should only be conducted by parties not connected to or selected by Assertio's Board and management (or any new directors that could be proposed by the present Assertio Board), whether that is BHG's proposed director nominees or another stockholder.  Because the current Board appears unwilling to transparently answer such reasonable questions by an educated investor conducting due diligence, it would only be prudent for an inquiry to be conducted by such independent, qualified parties. A continued resistance by Asssertio's Board and management to provide clarity to investors posing reasonable questions has even further increased the necessity of such investigation.

Very truly yours,

Rumbi B. Petrozzello, CPA/CFF, CFE

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Stockholders should refer to Buxton Helmsley's May 13, 2024 news release introducing its campaign to urge Assertio stockholders to immediately cast votes "against" all of Assertio director nominees at the upcoming May 23, 2024 Annual Meeting.  If a stockholder has already cast their ballot, they should immediately call their broker to change their ballot to reflect a vote "against" all Assertio directors.

THE FOREGOING INFORMATION MAY ALSO BE DISSEMINATED TO STOCKHOLDERS VIA TELEPHONE, AND EMAIL AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO STOCKHOLDERS IS BEING BORNE ENTIRELY BY BHG.  PROXY CARDS WILL NOT BE ACCEPTED BY BHG. PLEASE DO NOT SEND YOUR PROXY TO BHG. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD SENT TO YOU BY ASSERTIO.

About Buxton Helmsley
The Buxton Helmsley Group, Inc. is a New York City-based investment advisory firm and fund manager, engaging both active and passive investment strategies across a range of asset classes, with a general focus on opportunities in North America and Europe. The investment approach is based on deep fundamental analysis and risk management, with a focus on ensuring disclosure obligations are being upheld under applicable accounting standards and securities laws.

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Cautionary Statement Regarding Forward-Looking Statements
This press release does not constitute an offer to sell or solicitation of an offer to buy any of the securities described herein in any state to any person. The information herein contains "forward-looking statements". Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "potential," "targets," "forecasts," "seeks," "could," "should" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct or that any of the objectives, plans or goals stated herein will ultimately be undertaken or achieved. If one or more of such risks or uncertainties materialize, or if BHG's underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by BHG that the future plans, estimates or expectations contemplated will ever be achieved.

1See Company's Form 10-K filed with the SEC on March 11, 2024, and its Form 10-Q filed with the SEC on November 8, 2023.

2See Company's April 2024 presentation titled "Profitable Growth and Cash Flows from Commercial Pharmaceutical Assets".

SOURCE Buxton Helmsley Group, Inc.